Filed by VINA Technologies, Inc. (Commission File No.: 000-31903)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

[The following is the text of a letter sent to customers of VINA Technologies, Inc. on March 18, 2003.]

Dear VINA Technologies customer:

As a valued customer, I wanted to make you aware that VINA Technologies (NASDAQ: VINA) and Larscom Inc. (NASDAQ: LARS) have signed a definitive agreement to join forces in a strategic merger of equals to create a leader in Enterprise Broadband Access. This is an exciting and pivotal moment for our two companies.

Without a doubt, this merger is a winning solution for customers who require more complete, intelligent, leading, and cost effective solutions in order to meet the demands of a rapidly growing broadband access market. We are confident that the timing is right, and Larscom is the proper partner to enhance our mutual success.

The new company, which will be known as Larscom, will maintain headquarters in Silicon Valley, California. Daniel L. Scharre, current CEO of Larscom, will be the new CEO of the combined company. I will continue to have a role in the combined company, as I will serve on the Board of Directors.

Combining Larscom, an established vendor of inverse multiplexing, aggregation and high-speed data access solutions, with VINA Technologies, a leader in integrated voice & data broadband access solutions, brings together two strong and dynamic enterprises. Our two companies not only have complementary products, but also share a vision of the next generation broadband access marketplace – to simplify and economize enterprise broadband access at the network edge.

Among the many specific benefits that we expect to achieve through this strategic combination are:

•	An increased capability to accelerate the pace of innovation of next generation broadband access solutions

•	A comprehensive product portfolio with enhanced breath and depth

•	Synergies in combining the common technologies to broaden the overall product portfolio and solutions

•	Efficiencies in organizational and cost structures that should enable us to reach profitability within a year

•	A strong balance sheet providing financial stability

•	Expanded relationships with established carrier, government and enterprise customers

We anticipate that this merger will be completed during the second quarter. The integration of the two companies should be seamless to you, and I believe that the transaction will give you a more comprehensive set of broadband access solutions with the same world-class service that you have come to know and expect.

I look forward to continuing our business relationship with you and will keep you informed of our progress. In the meantime, however, please don’t hesitate to contact me, or your primary VINA contact, should you have any questions or require further information.

Thank you for your continued business.

Sincerely,

Mike West
Chairman & CEO
VINA Technologies

Additional Information and Where to Find It

     Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at 510-771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at 408-941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom’s and VINA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger

     VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA’s 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom’s 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

     Except for the historical information contained herein, the matters set forth in this customer letter, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the

Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.